Mail Stop 4561

October 4, 2007

By U.S. Mail and facsimile to 011-34-91- 257-1282.

José Antonio Alvarez
Chief Financial Officer
Banco Santander Central Hispano, S.A.
Ciudad Grupo Santander
28660 Boadilla del Monte
Madrid, Spain

      Re: **Banco Santander Central Hispano, S.A.**
              Form 20-F for the Fiscal Year Ended December 31, 2006
              File No. 001-12518

Dear Mr. Alvarez:

       We have reviewed your response filed with the Commission September 19, 2007 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

Note 1. – Introduction, basis of presentation of the consolidated financial statements and other information
b) Basis of presentation of the consolidated financial statements, page F-7

1.   Please refer to our previous comment 1. In your response, you propose to disclose that Loan Losses are excluded from "Net Operating Income". However, Loan Losses are only one example of various operating expenses including multiple provision and impairment charges that are excluded from your measure titled "Net Operating Income". For purposes of transparency, please revise your proposed disclosures to specifically disclose that the profit and loss account mandatory presentation excludes certain operating expenses, including various impairment and provision charges from "Net Operating Income", and reduces "Gross Income" by certain expenses.

d) Measurement of financial assets and liabilities and recognition of fair value changes
iii) Valuation techniques, page F-19

2.   We note your proposed enhanced disclosures in response to our previous comment 3. Paragraph BC38 of IFRS 7 specifies that the assumptions used in internal valuation models (for those models that could result in a significantly different estimate of fair value) shall be disclosed to give users of financial statements a sense of the potential variability of fair value estimates and of the sensitivity of fair value estimates to the main valuation assumptions. Therefore, please revise your future filings to disclose the main assumptions used for each valuation model disclosed. Additionally, please revise your proposed disclosures to identify the extent to which a particular valuation model is used to value certain of your asset and liability classes.

Note 58.5 – Consolidated financial statements, page F-174

3.   Please refer to our previous comment 6. On page F-175, you state that these financial statements are prepared in accordance with EU-IFRS and are merely reclassified to conform to the presentation requirements of Regulation S-X. Therefore, it remains unclear why you have reclassified certain amounts to conform to FIN 46-R for this presentation, since FIN 46-R is not within the scope of Regulation S-X. Please revise your future filings accordingly, or advise.

* * * * *

Please revise your document in response to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with your proposed disclosures and furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in your future filings and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Rebekah Moore at (202) 551-3463 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief